SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 12b-25

                                             Commission File Number 1-13424

                          NOTIFICATION OF LATE FILING

(Check One):   x  Form 10-K   Form 11-K   Form 20-F   Form 10-Q   Form N-SAR

               For Period Ended:  December 31, 1997

Transition Report on Form 10-K            Transition Report on Form 10-Q
Transition Report on Form 20-F            Transition Report on Form N-SAR
Transition Report on Form 11-K

         For Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION

                       Data Systems Network Corporation
                           (Full name of registrant)

                                Not Applicable
                         (Former name, if applicable)

                    34705 West Twelve Mile Road, Suite 300
                    (Address of principal executive office)

                       Farmington Hills, Michigan  48331
                          (City, state and zip code)































                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x        (a)     The reasons described in detail in Part III of this form
could not be eliminated without unreasonable effort or expense;

x        (b)     The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

x        (c)     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

         As previously announced, Data Systems Network Corporation has discovered accounting irregularities which it believes have resulted in an overstatement of some previously released earnings. Its independent auditors have issued a letter withdrawing their report on the audited financial statements for the years ended December 31, 1995 and 1996, and the company's treasurer and chief financial officer has resigned. The continued investigation of these accounting irregularities, coupled with the subsequent resignation of the company's independent auditors on March 13, 1998, and the engagement of a new independent auditing firm on March 25, 1998 have resulted in the inability of the new auditors to complete their audit of the company's financial statements and issue the requisite report thereon within the prescribed time period. Moreover, the resignation of the chief financial officer (the person principally responsible for the preparation of the Form 10-K) and the allocation of management's resources and time to the ongoing investigation has made completion of the Form 10-K within the prescribed time period impracticable without unreasonable time and expense.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Mark W. Peters                    313             568-5333
(Name)                            (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).          x Yes     No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                          x Yes     No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Based on the preliminary results of the investigation discussed above, the company anticipates that 1996 results will be restated to reduce net income by approximately $1.5 million to $2.0 million and that 1997 earnings will also be negatively affected, resulting in a possible loss. Until the investigation and audit are completed, however, a reasonable estimate of 1997 results cannot be made.

         This Notice of Late Filing on Form 12b-25 contains forward-looking statements. The company's actual results could differ materially from the results discussed in the forward-looking statements.

                       Data Systems Network Corporation
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1998                     /s/  Michael W. Grieves
                                          ----------------------------------
                                   By:   Michael W. Grieves
                                          President and Chief Executive
                                          Officer



                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


Plante & Moran, LLP
27400 Northwestern Highway
P.O. Box 307
Southfield, Michigan  48037-0307

March 31, 1998

Mr. Michael W. Grieves
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, Michigan  48331

Dear Mr. Grieves:

         You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated March 31, 1998.

         We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Data Systems Network Corporation on or before the date of the Form 10-K of Data Systems Network Corporation for the year ended December 31, 1997 is required to be filed

Very Truly Yours,

/s/  Plante & Moran LLP

Plante & Moran LLP